Exhibit 97.1

THE BANK OF NOVA SCOTIA

Dodd-Frank Clawback Policy

The Board of Directors (the “Board”) of The Bank of Nova Scotia (the “Bank”) has adopted this Dodd-Frank Clawback Policy (this “Policy”) in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Human Capital and Compensation Committee (the “Committee”) is designated to administer this Policy. Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules, which are attached to this Policy as Appendix A.

I.	Recovery of Erroneously Awarded Incentive Compensation

The Bank shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Bank (“Covered Individuals”) in the event the Bank is required to prepare an accounting restatement due to the Bank’s material non-compliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Committee may determine to not recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable home country laws in effect before November 28, 2022.

II.	Covered Individuals

The Committee shall determine the Bank’s Covered Individuals in a manner consistent with the Clawback Rules.

III.	Covered Compensation

This Policy applies to the Incentive-based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Bank has a class of securities listed on a US national securities exchange or a US national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Bank is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Bank’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). Notwithstanding the foregoing, this Policy shall not apply to Incentive-based Compensation Received by a Covered Individual prior to the effective date of this Policy.

The amount of Incentive-based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is be the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Committee shall make all determinations regarding the amount of Erroneously Awarded Compensation.

IV.	Method of Recovery

The Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the incentive-based compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Bank or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.

V.	No-Fault Basis

This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.

VI.	Other Bank Arrangements

This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Bank from time to time, as well as any clawback, recovery or recoupment provision in any of the Bank’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Bank’s equity award agreements) (collectively, “Other Bank Arrangement”) and any other rights or remedies available to the Bank, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Bank Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

VII.	No Indemnification

Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Bank or any individual agreement between a Covered Individual and the Bank or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Bank or any of its affiliates for the amount that is or may be recovered by the Bank pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

VIII.	Administration; Interpretation

The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Bank shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.

IX.	Amendment or Termination of this Policy

The Board reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Bank, this Policy shall also cease to be in force.

Approved and Adopted: approved by the Board of Directors on May 24, 2023 prior to the December 1, 2023 regulatory compliance date for Canadian issuers and on May 27, 2025.

Appendix A

Clawback

Rules

303A.14 Erroneously Awarded Compensation

(a) This Section 303A.14 prohibits the initial or continued listing of any security of an issuer that is not in compliance with the requirements of any portion hereof.

(b) Implementation.

(i)

The effective date (“Effective Date”) of this Section 303A.14 is October 2, 2023 and Canadian issuers listed on a US stock exchange will have 60 days to comply with the new requirements (i.e., December 1, 2023).

(ii)	Each listed issuer must adopt the recovery policy required by this Section 303A.14 (“Recovery Policy”) no later than 60 days following the Effective Date.

(iii)

Each listed issuer must comply with its Recovery Policy for all incentive-based compensation Received (as such term is defined in Section 303A.14(e) below) by executive officers on or after the Effective Date;

(iv)	Each listed issuer must provide the required disclosures in the applicable SEC filings required on or after the Effective Date.

(c) Requirements.

The requirements of this Section 303A.14 are as follows:

(1) Recovery of Erroneously Awarded Compensation. The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(i)	The Issuer’s Recovery Policy must apply to all incentive-based compensation received by a person:

(A)	After beginning service as an executive officer;

(B)	Who served as an executive officer at any time during the performance period for that incentive-based compensation;

(C)	While the issuer has a class of securities listed on a national securities exchange or a national securities association; and

(D) During the three completed fiscal years immediately preceding the date that the issuer is required to prepare an accounting restatement as described in paragraph (c)(1) of this Section 303A.14. In addition to these last three completed fiscal years, the recovery policy must apply to any transition period (that results from a change in the issuer’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the issuer’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. An issuer’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

(ii) For purposes of determining the relevant recovery period, the date that an issuer is required to prepare an accounting restatement as described in paragraph (c)(1) of this Section 303A.14 is the earlier to occur of:

(A) The date the issuer’s board of directors, a committee of the board of directors, or the officer or officers of the issuer authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the issuer is required to prepare an accounting restatement as described in paragraph (c)(1) of this Section 303A.14; or

(B) The date a court, regulator, or other legally authorized body directs the issuer to prepare an accounting restatement as described in paragraph (c)(1) of this Section 303A.14.

(iii) The amount of incentive-based compensation that must be subject to the issuer’s recovery policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(A) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive- based compensation was received; and

(B) The issuer must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

(iv) The issuer must recover erroneously awarded compensation in compliance with its recovery policy except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B), or (C) of this Section 303A.14 are met, and the issuer’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.

(A) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the issuer must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(B) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange.

(C) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(v) The issuer is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded compensation.

(2) The issuer must file all disclosures with respect to such Recovery Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable Commission filings

(d) General Exemptions

The requirements of this Section 303A.14 do not apply to the listing of:

(1) A security futures product cleared by a clearing agency that is registered pursuant to section 17A of the Act (15 U.S.C. 78q-1) or that is exempt from the registration requirements of section 17A(b)(7)(A) (15 U.S.C. 78q-1(b)(7)(A));

(2) A standardized option, as defined in 17 CFR 240.9b-1(a)(4), issued by a clearing agency that is registered pursuant to section 17A of the Act (15 U.S.C. 78q-1);

(3) Any security issued by a unit investment trust, as defined in 15 U.S.C. 80a-4(2);

(4) Any security issued by a management company, as defined in 15 U.S.C. 80a-4(3), that is registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), if such management company has not awarded incentive-based compensation to any executive officer of the company in any of the last three fiscal years, or in the case of a company that has been listed for less than three fiscal years, since the listing of the company.

(e) Definitions. Unless the context otherwise requires, the following definitions apply for purposes of this Section 303A.14:

Executive Officer. An executive officer is the issuer’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy- making functions for the issuer. Executive officers of the issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers, or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust. Policy-making function is not intended to include policy- making functions that are not significant. Identification of an executive officer for purposes of this Section 303A.14 would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

Financial reporting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the issuer’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive-based compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-based compensation is deemed received in the issuer’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.